Exhibit (a)(5)(D)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely by the Offer to Purchase (as defined below), dated July 28, 2015, and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto, and is being made to all holders of Shares other than holders of any Cancelled Company Shares (as defined below) and holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.
Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Receptos, Inc.

at

$232.00 Net Per Share

by

Strix Corporation
a wholly-owned subsidiary of

Celgene Corporation

Strix Corporation, a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Celgene Corporation, a Delaware corporation (“Celgene”), is offering to purchase all issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Receptos, Inc., a Delaware corporation (“Receptos”) (other than any Cancelled Company Shares), at a price of  $232.00 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 28, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it charges any service fees or commissions.
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON MONDAY, AUGUST 24, 2015, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE“EXPIRATION DATE”).
The purpose of the Offer is for Celgene, through Purchaser, to acquire control of, and the entire equity interest in, Receptos. Following the consummation of the Offer, Purchaser intends to effect the Merger (as defined below).
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 14, 2015, among Purchaser, Celgene and Receptos (the “Merger Agreement”), under which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into

Receptos and Receptos will be the surviving corporation and a wholly-owned subsidiary of Celgene (the “Merger”). At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than any Shares that are owned immediately prior to the commencement of the Offer by Celgene, Purchaser or Receptos or any of their wholly-owned Subsidiaries (“Cancelled Company Shares”) and any Shares as to which the holder thereof has properly exercised appraisal rights under Delaware law) will, by virtue of the Merger and without any action by the holder thereof, be converted automatically into the right to receive from Purchaser an amount in cash, without interest and subject to applicable withholding taxes, equal to the Offer Price, payable to the holder thereof upon surrender of the certificate formerly representing, or book-entry transfer of, such Share. As a result of the Merger, Receptos will cease to be a publicly traded company and will become wholly-owned by Celgene. The Merger Agreement is more fully described in the Offer to Purchase.
The Offer is conditioned upon (i) the satisfaction of the Minimum Condition (as described below), (ii) the expiration or termination of the waiting period (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the absence of any law or order, judgment, conciliation agreement, award, decision, decree, injunction, ruling, writ or assessment of any governmental authority that has the effect of making illegal or restricting, prohibiting or otherwise preventing the consummation of the Offer, the acquisition of Shares by Celgene or Purchaser or the Merger and (iv) other customary conditions as described in Section 13 — “Conditions of the Offer” of the Offer to Purchase. There is no financing condition to the Offer.
The Minimum Condition requires that, prior to the expiration of the Offer, there be validly tendered in the Offer and not properly withdrawn that number of Shares which, together with any Shares then owned by Purchaser (if any), would represent at least a majority of the issued and outstanding Shares (not including any Shares tendered pursuant to guaranteed delivery procedures unless and until such shares are actually received in accordance with the terms of the Offer), as more fully described in the Offer to Purchase.
The Receptos board of directors has unanimously (i) determined that it is in the best interests of Receptos and its stockholders to enter into, and approved and declared advisable the Merger Agreement, (ii) approved the execution and delivery by Receptos of the Merger Agreement, the performance by Receptos of its covenants and agreements contained in the Merger Agreement and the consummation of the Offer and the Merger upon the terms and subject to the conditions contained in the Merger Agreement, and (iii) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
Subject to the provisions of the Merger Agreement, Purchaser and Celgene expressly reserve the right (but are not obligated), at any time or from time to time, to waive or otherwise modify or amend the terms and conditions of the Offer in any respect. Purchaser and Celgene have agreed in the Merger Agreement that they will not, without the prior written consent of Receptos, waive or modify certain conditions as described in Section 1—“Terms of the Offer” of the Offer to Purchase. Subject to the provisions of the Merger Agreement, Purchaser reserves the right to, and under certain circumstances Receptos may require Purchaser to, extend the Offer, as described in Section 1 — “Terms of the Offer” of the Offer to Purchase.
Any extension or amendment of the Offer, waiver of a condition of the Offer, delay in acceptance for payment or payment, or termination of the Offer will be followed promptly by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Purchaser may (but is not required to) provide for a “subsequent offering period” (within the meaning of Rule 14d-11 under the Exchange Act) of not less than three nor more than 20 business days immediately following the expiration of the Offer. Subject to the terms and conditions of the Merger Agreement and the Offer, Purchaser will accept for payment, and pay for, all Shares that are validly tendered during any “subsequent offering period” promptly (within the meaning of Section 14e-1(c) under the Exchange Act) after any such Shares are validly tendered during the “subsequent offering period.” Purchaser does not intend to provide a subsequent offering period for the Offer, although Purchaser reserves the right to do so.

If Purchaser elects to provide or extend any subsequent offering period, a public announcement of such determination will be made no later than 9:00 a.m., New York City time, on the next business day following the Expiration Date or date of termination of any prior subsequent offering period.
In the event that Celgene or Purchaser acquires, as a result of the Offer or otherwise, at least a majority of the issued and outstanding Shares, the Merger will be effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware without a vote of Receptos’ stockholders.
In all cases, payment for any Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of  (a) certificates representing such Shares, an indication in the Letter of Transmittal of the tender of Direct Registration Book-Entry Shares (as defined in Section 3 — “Procedures for Tendering Shares” of the Offer to Purchase) or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in Section 3 — “Procedures for Tendering Shares” of the Offer to Purchase, (b) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 — “Procedures for Tendering Shares” of the Offer to Purchase) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal.
For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not properly withdrawn prior to the Expiration Date if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.
A stockholder may withdraw Shares tendered pursuant to the Offer at any time on or prior to the Expiration Date, as described in Section 4 — “Withdrawal Rights” of the Offer to Purchase. This right to withdraw will not, however, apply to Shares tendered in any subsequent offering period, if one is provided. For a withdrawal of Shares to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 — “Procedures for Tendering Shares” of the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 — “Procedures for Tendering Shares” of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.
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The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.
Receptos has provided Purchaser with Receptos’ stockholder lists and security position listings for the purpose of disseminating the Offer to Purchase (and related documents) to holders of Shares. The Offer to Purchase and related Letter of Transmittal and other related documents will be mailed to record holders of Shares whose names appear on Receptos’ stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash in respect of a tender of Shares pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger will each be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local, foreign or other tax laws. Holders of Shares are urged to consult with their own tax advisors as to the particular tax consequences of the Offer and the Merger to them.
The Offer to Purchase and the related Letter of Transmittal and Receptos’ Solicitation/Recommendation Statement on Schedule 14D-9 filed with the United States Securities and Exchange Commission in connection with the Offer contain important information and each such document should be read carefully and in its entirety before any decision is made with respect to the Offer.
Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at the addresses and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks, trust companies or other nominees. Such copies will be furnished promptly at Purchaser’s expense. Neither Celgene nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and Dealer Manager or as otherwise described in Section 16 — “Fees and Expenses” of the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer.
The Information Agent for the Offer is:

470 West Avenue
Stamford, CT 06902
(203) 658-9400
Banks and Brokerage Firms, Please Call: (203) 658-9400
Stockholders Call Toll Free: (855) 201-1081
E-mail: Receptos.info@morrowco.com
The Dealer Manager for the Offer is:

383 Madison Avenue
New York, NY 10179
Call Toll-Free: 1-877-371-5947
July 28, 2015